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                                       CONTACT:  RONALD S. ZIEMBA
                                                 HEXCEL CORPORATION
                                                 203-969-0666 EXT. 405



            HEXCEL COMPLETES ACQUISITION OF FIBERITE'S SPACE SATELLITE BUSINESS, ACQUIRES RIGHTS TO STRUCTURAL PREPREG TECHNOLOGY


STAMFORD, CT, September 30, 1997 -- Hexcel Corporation (NYSE/PCX: HXL) announced today that it has completed its previously announced acquisition of certain assets of Fiberite, Inc. for about $37 million in cash. The assets are:

     -    Exclusive ownership of Fiberite's space satellite business line, and

     - A worldwide, perpetual and royalty-free license to a broad range of Fiberite's structural prepreg technology, including both existing products and those under development. The acquired prepreg license is free from geographic and field-of-use restrictions.

This transaction was originally announced August 25, 1997.


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John J. Lee, Hexcel's chairman, president and chief executive officer, said,
"This transaction is a great strategic fit for Hexcel, especially considering the modest investment we have made. It provides Hexcel with immediate access to new products and technologies for our customers in the commercial aerospace, space and defense industries."

"We are particularly enthusiastic about the opportunity to become an important player in current and future space satellite programs. This is a natural extension of our existing product lines, and it gives us as attractive position in this growing market," Mr. Lee added.

"The licensing agreement, which encompasses both existing commercial products and those under development, provides a cost-effective way for us to gain access to important prepreg technology. It will broaden our product offering to customers and help us maintain our global leadership position. We are looking forward to manufacturing these prepreg products in Hexcel facilities," Mr. Lee said.

Hexcel Corporation manufactures lightweight, high performance carbon fibers, structural fabrics, composite materials and engineered parts and structures. Hexcel sells these products to customers in the commercial aerospace, space and defense, recreation and general industrial markets. Hexcel's 1996 pro forma revenues, including full year sales from the businesses acquired during that year, were $799 million.

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